Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

November 28, 2016

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
8.00% per annum Autocallable Reverse Convertible Securities due November 28, 2017	November 22, 2016	F289
8.50% per annum Autocallable Reverse Convertible Securities due November 28, 2017	November 22, 2016	F290
8.25% per annum Autocallable Reverse Convertible Securities due November 28, 2017	November 22, 2016	F292
9.00% per annum Autocallable Reverse Convertible Securities due November 28, 2017	November 22, 2016	F293
Digital Buffered Notes due May 28, 2020	November 22, 2016	K751
Digital Barrier Notes due May 25, 2018	November 18, 2016	T905
6.00% per annum Callable Yield Notes due May 29, 2018	November 18, 2016	U1791
7.90% per annum Contingent Coupon Callable Yield Notes due November 29, 2019	November 18, 2016	U1795
6.00% per annum Contingent Coupon Callable Yield Notes due November 28, 2022	November 18, 2016	U1822